Exhibit 12.1
FREESEAS INC.
Computation of Ratio of Earnings to Fixed Charges
(Expressed in thousands of United States Dollars, except ratios)

					From Inception
					(April 23, 2004) to
	Years Ended December 31,				December 31,
	2007		2006	2005	2004
Earnings
Income from continued operations (before equity income)	$(156)		$(3,324)	$152	$470

Add:
Fixed charges	3,467		1,004	1,076	240
Amortization of capitalized expenses relating to indebtedness

Less:

Interest capitalized	$3,311		$(2,320)	$1,228	$710

Fixed Charges
Interest expensed	3,467		1,004	1,076	240
Interest capitalized	—		—	—	—

	$3,467		$1,004	$1,076	$240

Ratio of Earnings to Fixed Charges	(*	)	(* )	1.14	2.96

(*) Income from continued operations inadequate to cover fixed charges. Amount required to obtain a ratio of one-to-one:	$156		$3,324